SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release – 2nd Quarter 2005
Facing an adverse environment, VCP increases Net Income

Net Operating Revenue of US$ 273 million, 9% higher than previous quarter
Sales of 362 thousand tons, 3% higher than previous quarter
US$ 98 million EBITDA, 2% higher than previous quarter
US$ 92 million Net Income, a record for VCP

São Paulo, July 18, 2005 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp & paper producers in Latin America, announced today its earning results for the second quarter 2005 (2Q05). The operational and financial information herein, unless otherwise indicated, is presented on a consolidated basis and in U.S. dollars in accordance with U.S. GAAP. However, this report does not include the proportional consolidation of Aracruz Celulose S.A. (12.4%) and Ripasa S.A. Celulose e Papel (23.0%), whose results were accounted for using equity income. All comparisons provided in this release refer to the second quarter of 2004 (2Q04), unless otherwise specified.

Comments from Mr. Valdir Roque, VCP’s Finance and Investor Relations Officer

“During the second quarter of 2005, the global pulp market remained at balance. The seasonal demand reduction, linked to the beginning of Summer in the Northern hemisphere, was compensated by the industry strike in Finland and the temporary halt of operations at a Chilean plant due to environmental problems. These events allowed for the increase in price adopted in April to be maintained for the period. Domestically, we are facing an adverse macroeconomic environment of inhibited growth, characterized by high interest rates and a falling exchange rate. On the other hand, the decrease in inflationary pressures suggests a possible economic rebound for the second half, which could allow for a faster growth in the domestic paper market for that period, supplementing the seasonality effect.

To face this challenging environment, VCP sought to increase its operational efficiency by leveraging scale gains and decreasing both its fixed and variable costs. Despite suppressed demand, when compared to 1Q05, VCP increased its total sales volume for both pulp and paper by 3%, primarily in function of greater exports. VCP succeeded in increasing cash generation (EBITDA) from US$ 96 million to US$ 98 million, despite the decrease in the average exchange rate (-7%) that hurt the Company’s export sales margin and caused EBITDA margin to fall from 38% to 36%. Additionally, adequate financial resource management enabled VCP to register a record Net Income of US$ 92 million, 51% above the US$ 61 million reported for 1Q05.

For the first six months of 2005, VCP recorded a Net Operating Revenue of US$ 524 million, 6% above that registered for 1H04. This increase was due to higher average prices in U.S. dollars, and would be higher were it not affected by an increased PIS/COFINS tax rate applied to domestic sales. EBITDA for the period reached US$ 194 million and would be higher than the same period for 2004 were it not pressured by an unfavorable exchange rate.” commented Valdir Roque, VCP’s Finance and Investor Relations Officer.

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Key Financial Indicators	2Q05	2Q04	2Q05/2Q04
(in US$ million)

Net Sales Revenue	273	248	10%
Domestic Sales	131	122	7%
Exports	142	126	13%
Operating Profit[1]	72	87	(17%)
Net Income	92	85	8%
Earnings per Preferred ADR	0.50	0.47	6%
Earnings per Common ADR	0.45	0.42	7%
EBITDA	98	107	(8%)

(1) Operating Profit, excluding financial results and equity income

2/17

Net Operating Revenue and Sales Volume	VCP increased exports with greater sales volume of pulp (+8%) and paper (+4%), to compensate for the fall in the domestic market’s paper sales (-11%) experienced due to lower economic activity and decreased export volumes for notebook producers. Net revenue for 2Q05 was 10% greater than in 2Q04 benefiting from higher average prices in U.S. dollars (+8%), despite higher PIS/COFINS tax rates in the domestic market. In relation to 1Q05, net revenue increased by 9% due to higher average prices in U.S. dollars (+5%) and to greater sales volume (+3%).

Paper products contributed to 59% of total revenue, while pulp accounted for the difference, 41%. Paper products’ share of total revenue for 1Q05 and 2Q04 was 59% and 61%, respectively. With regards to total sales volume, the share of paper sales was 41% and that of pulp equaled 59%. Those results were unchanged for 1Q05. For 2Q04, the shares for each were 44% and 56%, respectively.

VCP increased its exports with additional volumes of pulp and paper. The export volumes for 2Q05 equaled 67% of total sales, while that of 2Q04 equaled 64%. For 1Q05, exports represented 67% of sales volume, directly resulting from the decrease in domestic demand registered during the first half of 2005.

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Pulp	The volume of pulp sales for 2Q05 were 8% above those of 2Q04, reaching 214 thousand tons. The revenues generated from pulp sales equaled US$ 112 million for the period, up 15% from 2004. This variation reflects an average price increase of 6%, in U.S. dollars. In comparison to 1Q05, revenues grew by 9% due to the average eucalyptus pulp price increase of 5%, in U.S. dollars, in addition to the 4% increase in sales volumes.

During the second quarter of 2005, global pulp markets remained at balance. The seasonal reduction in demand, linked to the beginning of Summer in the Northern hemisphere, was compensated by the Finish pulp and paper industry strike, and the temporary halt of operations at a Chilean plant (Valdívia) due to environmental issues. These events allowed for the increase in price adopted during April to be maintained for the period. Europe continued its strong demand for eucalyptus pulp to offset the continent’s scarce supply of short fiber. Despite resistance to paper price increases in its markets, Europe accounted for 66% of VCP exports.

VCP’s inventory levels were at 42 days at the end of 2Q05, up from 35 days at the beginning of the quarter. The increase reflects the decision to build-up inventories in anticipation of the annual Jacareí plant maintenance shutdown scheduled for August. The plant halt coincides with the decrease in activity experienced in the Asian markets, thereby maintaining market discipline.

Domestic market – Despite the Brazilian economy’s slow growth rate, domestic pulp sales volume grew 14% and 3% over 2Q04 and 1Q05, respectively. Pressured by the PIS/COFINS tax rate and the exchange rate depreciation, and despite price hikes when denominated in U.S. dollars, the average CIF price in the domestic market was R$ 1,164 per ton for 2Q05, versus R$ 1,353 per ton for 2Q04 (R$ 1,200 for 1Q05).

Export market – Sales volumes for the export market were 8% greater than those of 2Q04, and also experienced a 6% increase prices, in U.S. dollars. In comparison to 1Q05, revenues were 10% greater due to the 4% growth in volumes and the 6% increase in average U.S. dollar-denominated prices.

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Paper	The 4% increase in paper exports, resulted in total sales revenues 7% higher than in 2Q04, reaching US$ 161 million, despite weaker domestic paper sales volumes that fell by 11% because of lower demand by notebook exporters, fall in sales to the education sector and the lackluster performance of the Brazilian economy. The average price increased 14% in U.S. dollars, as a consequence of a 19% price hike in the domestic market when denominated in U.S. dollars, mainly due to the positive impact of U.S. dollar’s 18% devaluation. However, the average local price as a whole grew 28% when excluding the PIS/COFINS rate hike (from 3.65% to 9.25%), since this tax is deducted from the domestic gross revenue. Internationally, U.S. dollar denominated prices grew 4% and total sale volumes for the quarter equaled 147 thousand tons, down 6% in relation to 2Q04. In comparison to 1Q05, volumes grew by 3% dueto higher export levels, as local sales experienced a mere 1% growth. For their part, revenues increased 8%, since the average price grew 5%. This change was primarily due to devaluation of the exchange rate, which positively impacted the local Brazilian real-denominated prices.

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Comparing 2Q05 to 2Q04 and 1Q05, there was an improvement in the product mix of paper sales primarily attributable to the increased demand for coated papers in the industrial and magazine segments derived from new businesses and clients. Additionally, chemical and special papers’ participation improved seeing higher average prices.

Coated papers accounted for a larger percentage of sales volumes in 2Q05 than in 2Q04 and 1Q05, mainly in the domestic market. On the other hand, the share of uncoated paper shrank because the Company concentrated its efforts on the sales of higher demand and higher value-added products.

This change in product mix was possible thanks to the Company’s flexibility in responding to shifting market demands. The ability to operate in the pulp and paper markets and alternate positions depending on the demand from domestic and international customers continue to prove that VCP can neutralize potential cyclical effects that might negatively affect a specific segment, market or currency.

Domestic market – Paper sales in the domestic market were down 11% in volumes when compared to 2Q04, but increased 1% when compared to 1Q05. The average paper price was 19% higher than in 2Q04 (mainly due to the impact of a stronger Brazilian real), and would be 28% when excluding the increase in the PIS/COFINS (from 3.65% to 9.25%) . This impact was caused by the change in the taxation system (from estimated net income to actual net income), a consequence of the end of the REFIS program for VCP in December, 2004. Coated paper was the only segment that presented a decrease in average price (in Brazilian reais) because of the stronger competition derived from imported products, which benefited from a weaker U.S. dollar. The average price was up 9% (1% in Brazilian reais) in relation to 1Q05, mainly due to the recovery of cut-size paper prices, which had presented significant discounts in that quarter.

Uncoated papers: Uncoated papers average prices were 1% higher in Brazilian reais (24% in U.S. dollars) when excluding the PIS/COFINS effect, but sales volume fell 22%, mainly because of the poor performances in the education and the notebook export sectors, which was hurt by an unfavorable exchange rate.

Coated papers: When compared to 2Q04, coated papers experienced a slight price reduction in Brazilian reais (disregarding the PIS/COFINS effect), and sales volumes grew 8%. In U.S. dollars, the price increase was 21% (also disregarding the PIS/COFINS effect).

Other papers: Sales volumes were 7% lower than in 2Q04 and the average price in Brazilian reais was 1% higher (21% higher in U.S. dollars). However, when excluding the PIS/COFINS effect, the average price rose by 8% in Brazilian reais (32% in U.S. dollars).

Export market – Sales volumes to the export market grew 4%. In relation to 1Q05, exports grew 6%. The average CIF price in the export market was US$ 815 per ton, up 4% versus the US$ 782 per ton recorded in 2Q04, resulting from higher international prices.

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Pulp Cash-Cost The cash cost of pulp production is presented in this release disregarding depletion and depreciation.	The cash cost of producing pulp totaled US$181/ton in 2Q05, up 6% from 1Q05. The increase was mainly caused by the appreciation of the Brazilian real. In local currency (excluding the impact of exchange rate in cost), the cash-cost decreased 2% due to lower raw material costs, improved efficiency and production savings. For these same reasons, the cost increased US$26/ton and decreased R$24/ton in comparison to 2Q04.

Operating Results	Gross profit in 2Q05 totaled US$ 120 million, down 4% from 2Q04, with a gross margin of 44%, lower than the 50% and 45% margins recorded in 2Q04 and 1Q05, respectively. In comparison to 2Q04 and 1Q05, the decrease in gross margin primarily resulted from the appreciation of the Brazilian real relative to the U.S. dollar affecting the real-denominated costs and, to a lesser extent, from the increases in certain raw material prices and labor costs. In addition, domestic margins were impacted by the hike in the PIS/COFINS tax rate implemented in 2005, which was offset by certain PIS/COFINS credits related to the cost of raw materials. In relation to 2Q04, the average cost per ton sold increased 22% due to the same reasons stated above, which offset scale gains and reduction of fixed and variable costs.

Selling expenses grew 21% in 2Q05 when compared to 2Q04, totaling US$ 34 million, as the negative effect of the exchange rate variation in local expenses and the increases in export volumes (+7%) and international freight costs fully offset economic and efficiency gains in logistics. As a share of Net Revenue, these expenses rose from 11.3% to 12.5%.

General & Administrative expenses as a percentage of net revenue increased from 3.6% to 4.8%. Most of such increase was due to the negative effect of a lower exchange rate over expenses denominated in local currency, and, to a lesser extent, to specific expenses increases, led by a collective salary adjustment of 8% granted in October, 2004, as well as increased third-party services. Administrative expenses grew US$ 4 million in nominal values.

Operating profit reached US$ 72 million, down 17% from the US$ 87 million reported in

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2Q04, but 1% higher than the US$ 71 million registered in 1Q05. In relation to 2Q04, the reduction can be mainly attributed to the increase in costs and selling, general and administrative expenses. Consequently, VCP’s EBITDA totaled US$ 98 million, US$ 9 million down from the figure posted in 2Q04. The EBITDA margin over net revenue was 36%, lower than the 43% and 38% margins reported in 2Q04 and 1Q05, respectively.

Financial Results	VCP’s net debt grew from US$ 713 million as of March 31, 2005 to US$ 787 million as of June 30, 2005. This increase is mainly attributable to the payment of US$ 82 million in supplementary dividends related to 2004, the capital expenditures made and working capital changes. The variation was partially offset by the operating cash flow generated during the period.

Gross debt grew by US$ 188 million in 2Q05, going from US$ 1,194 million on March 31, 2005 to US$ 1,382 million on June 30, 2005. This increase is attributed to new pre- payment financing of US$ 150 million, at a favorable rate of LIBOR +1.5% p.a. for final maturity of seven years, and to the issuance of US$ 200 million in Bonds at 7.75% p.a. maturing in 2020 (15 years). The proceeds were partially applied to the repayment of existing loans. Therefore, VCP extended the maturity of its debt from 4.0 years to 6.2 years, consolidating its sound financial position.

The financial expenses corresponding to the gross debt position were US$ 24 million in 2Q05, US$ 5 million greater than the amount presented in 1Q05, and is explained by the higher interest rate (LIBOR) in the international markets and the Company’s greater average gross debt, partially offset by new loans with lower spread over LIBOR. VCP booked an increase in financial income of US$1 million from previous quarter derived mainly from a higher cash position.

Foreign Exchange Gain (Loss)	In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains cross-currency interest rate swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

VCP has strategically managed its foreign currency short term and long term liabilities through its exposure to the foreign exchange market’s constant volatility, consistently relying on adequate treasury operations. Because of that, in 2Q05, the net foreign exchange result, including fair value, was a gain of US$ 34 million against a gain of US$2 million and a loss of US$2 million in 2Q04 and 1Q05, respectively. The fair value accounting adjustment was made according to SFAS 133 and does not impact cash flow.

DEBT (US$ million)	COST % p.a.	Mar 31, 2005	Jun 30, 2005%
SHORT TERM		326	160	11%
Real denominated	TJLP + 3%	29	33	2%
Dollar denominated	LIBOR+2.28%	296	127	9%

LONG TERM		868	1.222	89%
Real denominated	TJLP + 3%	96	119	9%
Dollar denominated	LIBOR+2.21	773	1.103	80%
TOTAL GROSS DEBT		1.194	1.382	100%
(-) CASH POSITION (1)		(481)	(595)
NET DEBT		713	787

(1) Including unrealized loss from cross currency interest rate swaps classified as long-term liabilities

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Debt Amortization	2005	2006	2007	2008	2009	after 2010
(US$ million)	136	53	67	95	189	842

Equity from Affiliates	Total equity from affiliates consolidated on VCP’s Balance Sheet for 2Q05, though it has no impact on the Company’s cash position, totaled a gain of US$ 12 million versus a gain of US$ 11 million in 2Q04. This equity income includes the results of the affiliates, Aracruz Celulose S.A. and Ripasa Celulose e Papel S.A.

Income Tax	The effective income tax rate in 2Q05, disregarding equity from affiliates, was of 14%, versus 5% in 2Q04 and 13% in 1Q05. For 2001 up to 2004, VCP calculated and paid its income tax liabilities based on the REFIS provisions (an estimated tax basis based on net sales for the year adjusted by financial income and other income). As of 2005, taxes on income are determined on adjusted taxable income determined under Brazilian tax regulations. Following the end of the REFIS program, the effective tax rate was expected to increase in 2005. However, this increase was partially offset by the reversal of income tax provisions related to swap operations, a consequence of the declining FX rates.

Net Income	Net income totaled US$ 92 million in 2Q05, a record for VCP, 8% higher than the US$ 85 million reported in 2Q04. In comparison with 1Q05, net income was US$ 31 million higher, primarily resulting from good financial results.

CAPEX	VCP made capital expenditures totaling US$ 60 million in 2Q05, US$ 25 million of which were spent on forestry assets (land acquisition, planting and forest maintenance).

CAPEX (US$ million)	COMPLETED BY 06/30/05	PLANNED FOR 2005
Expansion projects	13	46
Modernization	19	24
Forests	44	106
Maintenance, IT and other	20	58
TOTAL	96	234

Outlook	The Company’s fundamentals continue to strengthen. Production has increased in both scale and productivity by the utilization of modern industrial units, growing wood production and changes in its product mix. These factors have enabled the Company to achieve a balance between the various segments of both the domestic and export markets, in addition to generating earnings and maintaining a solid financial position. The cash generated will be used to sustain growth and to distribute dividends, in a transparent manner, in accordance with the Company’s policy.

The world’s global scenario suggests that demand for eucalyptus pulp will continue to grow, meaning that our plants will be operating at full capacity. Because Brazilian eucalyptus pulp producers are very cost efficient, Brazil’s share in the global market should also increase while the pulp & paper industry might undergo a process of consolidation.

Brazilian economic indicators are finally showing greater stability, allowing an optimistic view about the future demand growth for paper products, which has been penned up for years. VCP will be working at the limit of its industrial capacity, taking advantage of the most profitable market niches, without compromising its long term partnership with its current clients.

This scenario may provide opportunities for healthy companies to expand their businesses,

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including the possibility of mergers and acquisitions within the pulp & paper industry. A case in point is the recent acquisition of Ripasa S/A Celulose e Papel. VCP is trying to reduce costs, boost productivity, develop risk management, foster innovation and consolidate customer relationships, while also investing more in its professionals and in Research & Development. In other words, VCP is getting ready for these new opportunities. The goal is to generate more value in a sustainable way for VCP’s stockholders, i.e., to expand the business, achieve excellence in performance and profitability, and/or improve the Company’s technological capabilities and products, while ensuring a minimum return of 3% to 4% p.a. above the weighted average cost of capital (WACC).

For the first time in VCP’s history, the Company prepared a strategic plan for a remarkably long period - fifteen years or two eucalyptus cycles - with the creation of VCP Vision 2020. This plan resulted from the enhancement of VCP’s management model employed since 2004, and it is based on four major pillars: Knowledge Management, Talents, Leadership, and Benchmarking. SIG – our Integrated Management System – is aligned with the values of Votorantim Group and with the new strategic guidelines for sustainable growth, social responsibility and value generation.

In order to sustain VCP’s future growth in pulp production, heavy capital expenditures in forestry assets have been approved, including land acquisition, planting of eucalyptus forests close to our mills in the State of São Paulo, and the implementation of a new VCP forest reserve in the south of Rio Grande do Sul State (possibly including the North of Uruguay), where the Company has already acquired 65 thousand hectares of land. In addition, new capital expenditures are already planned to optimize the Jacareí plant, which should expand its annual capacity to reach 1,100 thousand tons of pulp by 2007.

With regard to logistics, VCP is improving its working capital management and every part of the business chain, from forestry logistics to supply and planning, operations, export and distribution of paper products (KSR), in an effort to fine-tune its management model. In order to achieve its goals, several projects are underway, such as: railway utilization for the transportation of timber, among other purposes; engagement of logistics operators; expansion of VCP’s private terminal at the Port of Santos; use of a private railway network to link the Jacareí Unit with the Port of Santos in the transportation of pulp; and the development of long-term partnerships contracts with international sea carriers. More recently, VCP began to use its private port terminal to export paper as well, devising a new way to ship paper products as “supplementary cargo” along with the pulp (instead of using containers), thus cutting the cost of logistics for paper exports. The Company will also continue to pursue customer and brand loyalty through additional efforts in KSR business unit, the largest distributor of paper products in Brazil. This initiative includes continuous investments in e-business designed to strengthen the relationship with customers and secure their loyalty.

Capital Markets	On May 17, 2005 VCP announced a renewal of its one-year stock buyback plan. The number of shares held in treasury as of June 30, 2005 was 30,799.

Stock Buyback Plan	In 2Q05, the São Paulo Stock Exchange Index (Ibovespa) depreciated 6%, while VCPA4 was down 14%. Trading volume in 2Q05 totaled 25,000 transactions, involving approximately 21 million VCP preferred shares, up 70% from the volume traded in 1Q05.

Stock Performance	Value of the total volume traded in VCP shares in 2Q05 reached R$ 627 million on the Bovespa, 31% higher than in the same period of the previous year. VCP’s participation in the Bovespa stock index was 1.1%

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VCP’s level III ADRs were down 7% on the New York Stock Exchange (NYSE) in 2Q05, while the Dow Jones Industrial Average moved down by 2%, the Bloomberg Paper & Forest Index Europe declined by 12% and the Bloomberg Paper & Forest Index US dropped by 10%. The trading volume for the Company’s ADRs on the NYSE amounted to US$ 404 million in 2Q05, up 31% from 1Q05.

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CONFERENCE CALL

VCP will host a Conference Call on Tuesday, July 19, 2005 – 11:00 am (São Paulo) / 10:00 am (EST)
Call-in Numbers:
Participants calling from Brazil: (11) 4613-0502
Participants calling from the USA: (1-800) 860-2442
Participants calling from other countries: (1-412) 858-4600
Please call approximately 10 minutes before the start of the conference call.
Password for Participants: 688

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

Votorantim Celulose e Papel S.A. – VCP is one of the largest pulp & paper producers in Brazil in terms of net revenues and total assets, and leader of the Brazilian market for printing & writing and specialty papers. It is an integrated pulp & paper mill with a highly efficient production cycle because it uses the most suitable technology for each process. VCP sells its products domestically and exports to more than 55 countries in all five continents.

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Attachment I

Net Revenues
2nd QTR 2005 X 1st QTR 2005

	U S G A A P

PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

	2Q05	1Q05	2Q05	1Q05	2Q05	1Q05	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	45.501	48.712	43.179	41.973	949	862	(6,6)	2,9	10,1
Coated	31.144	26.589	34.122	27.851	1.096	1.047	17,1	22,5	4,7
Chemical / Specialties	22.357	22.440	44.148	40.235	1.975	1.793	(0,4)	9,7	10,2
Total	99.002	97.741	121.449	110.059	1.227	1.126	1,3	10,3	9,0

Export Market
Uncoated	44.190	41.148	36.004	34.964	815	850	7,4	3,0	(4,1)
Coated	4.245	4.589	3.438	3.683	810	803	(7,5)	(6,7)	0,9
Chemical / Specialties	52	49	71	58	1.365	1.184	6,1	22,4	15,3
Total	48.487	45.786	39.513	38.705	815	845	5,9	2,1	(3,6)
Total Paper	147.489	143.527	160.962	148.764	1.091	1.036	2,8	8,2	5,3

Pulp
Domestic Sales	19.603	19.097	9.196	8.599	469	450	2,6	6,9	4,2
Export Market	194.679	187.325	102.510	93.534	527	499	3,9	9,6	5,6
Total	214.282	206.422	111.706	102.133	521	495	3,8	9,4	5,3

Total Domestic Sales	118.605	116.838	130.645	118.658	1.102	1.016	1,5	10,1	8,5
Total Export Market	243.166	233.111	142.023	132.239	584	567	4,3	7,4	3,0

TOTAL	361.771	349.949	272.668	250.897	754	717	3,4	8,7	5,2

Net Revenues
2nd QTR 2005 X 2nd QTR 2004

	U S G A A P

PRODUCTS	Tons		Net Revenue - US$ 000		Price - US$/ ton		QoQ %

	2Q05	2Q04	2Q05	2Q04	2Q05	2Q04	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	45.501	58.201	43.179	47.682	949	819	(21,8)	(9,4)	15,9
Coated	31.144	28.769	34.122	28.032	1.096	974	8,3	21,7	12,5
Chemical / Specialties	22.357	24.073	44.148	38.574	1.975	1.602	(7,1)	14,5	23,3
Total	99.002	111.043	121.449	114.288	1.227	1.029	(10,8)	6,3	19,2

Export Market
Uncoated	44.190	42.530	36.004	33.426	815	786	3,9	7,7	3,7
Coated	4.245	3.970	3.438	2.955	810	744	6,9	16,3	8,9
Chemical / Specialties	52	5	71	9	1.365	1.800	940,0	688,9	(24,2)
Total	48.487	46.505	39.513	36.390	815	782	4,3	8,6	4,2
Total Paper	147.489	157.548	160.962	150.678	1.091	956	(6,4)	6,8	14,1

Pulp
Domestic Sales	19.603	17.218	9.196	7.640	469	444	13,9	20,4	5,6
Export Market	194.679	180.658	102.510	89.585	527	496	7,8	14,4	6,3
Total	214.282	197.876	111.706	97.225	521	491	8,3	14,9	6,1

Total Domestic Sales	118.605	128.261	130.645	121.928	1.102	951	(7,5)	7,1	15,9
Total Export Market	243.166	227.163	142.023	125.975	584	555	7,0	12,7	5,2

TOTAL	361.771	355.424	272.668	247.903	754	697	1,8	10,0	8,2

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Attachment II

Income Statement - Quarterly

USGAAP	US$ million

	2Q05		1Q05		2Q04
	US$	%	US$	%	US$	%

Net operating revenue	273	100%	251	100%	248	100%
Domestic sales	131	48%	119	47%	122	49%
Export sales	142	52%	132	53%	126	51%

Operating cost and expenses	(201)	-74%	(180)	-72%	(161)	-65%
Cost of sales	(153)	-56%	(137)	-55%	(123)	-49%
Selling and marketing	(34)	-12%	(30)	-12%	(28)	-11%
General and administrative	(13)	-5%	(11)	-4%	(9)	-4%
Other operating expenses, net	(1)	0%	(2)	-1%	(1)	0%

Operating income	72	26%	71	28%	87	35%
Non-operating income (expense)	21	8%	(11)	-4%	(9)	-4%
Financial income	11	4%	10	4%	8	3%
Financial expense	(24)	-9%	(19)	-8%	(19)	-8%
Foreign exchange losses, net	34	12%	(2)	-1%	2	1%
Income before taxes on income and equity in affiliates	93	34%	60	24%	78	31%
Income tax expense	(13)	-5%	(8)	-3%	(4)	-2%
Current	(21)	-8%	(14)	-6%	(9)	-4%
Deferred	8	3%	6	2%	5	2%
Income before equity in affiliates	80	29%	52	21%	74	30%
Equity in earnings affiliates	12	4%	9	4%	11	4%

Net Income	92	34%	61	24%	85	34%

14/17

Attachment III

Consolidated Balance Sheet

USGAAP	US$ million

ASSETS	2Q05	1Q05	2Q04

Current Assets	1.059	614	649

Cash and Cash Equivalents	224	163	259
Held-to-maturity investments		63	92
Available for sales securities	372
Unrealized gains from foreign currency and interest rate swaps	29	16
Trade Accounts Receivables, net	177	164	153
Inventories	165	142	96
Recoverable taxes	60	47	37
Deferred Income Tax	13
Other	19	19	12

Investment in affiliates and goodwill	571	537	248

Property, Plant and Equipment - Net	1.673	1.447	1.173

Other Assets	126	355	358

Held-to-maturity investments	-	214	204
Unrealized gains from foreign currency and interest rate swaps	-	26	69
Deferred Income Tax	39	48	32
Other	87	67	53

TOTAL ASSETS	3.429	2.953	2.428

LIABILITIES and STOCKHOLDERS' EQUITY	2Q05	1Q05	2Q04

Current Liabilities	280	415	492

Trade payables	52	47	49
Short-term debt	77	75	44
Current portion of long-term debt	83	251	349
Payroll, profit sharing and related charges	18	12	12
Income taxes	29	9	11
Other	21	21	27

Long-term Liabilities	1.393	983	753

Long-term debt	1.222	868	688
Unrealized loss from currency interest rate swaps	30	-	-
Accrued liabilities for legal proceedings	141	115	65

Stockholders' equity	1.756	1.555	1.183

Preferred shares, no par value, 280,000,000 shares	785	785	553
authorized,85,911,046 shares issued
Common shares, no par value, 140,000,000 shares	1.053	1.053	767
authorized, 105,702,452 shares issued
Additional paid in capital	29	29	29
Treasury shares, at cost, 2005 - 30,800 preferred shares;	-	-	(3)
2004 - 157,200 preferred shares
Appropriated retained earnings	60	60	48
Unappropriated retained earnings	511	500	862
Cumulative translation adjustment	(693)	(872)	(1.072)
Net unrealized gains on available for sales securities	11		(1)

TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	3.429	2.953	2.428

15/17

Attachment IV

Cash Flow Statement

USGAAP	US$ million

CASH FLOW FROM OPERATING ACTIVITIES	2Q05	1Q05	2Q04

Net income (loss)	92	61	85

Adjustments to reconcile net income to cash provided by operating activities :

Foreign exchange (gain) loss, net	(34)	2	(2)
Equity in earnings of affiliates	(12)	(9)	(11)
Deferred income tax	(8)	(6)	(5)
Depreciation and depletion	27	25	20
Loss on disposal of property, plant and equipment	1	-	1

Changes in operating assets and liabilities :

Trade accounts receivable	3	17	(7)
Inventories	(3)	(13)	(4)
Others assets	(14)	(9)	(13)
Increase (decrease) in liabilities	(14)	3	15
Net cash provided by operating activities	38	71	79

CASH FLOW FROM INVESTING ACTIVITIES

Purchases of held-to-maturity investments, net proceeds from sale	(62)	6	17
Acquisition of Ripasa Participações	-	(275)
Acquisition of property, plant and equipment proceeds from sale	(60)	(36)	(59)
Interest on equity received	9	1	14

Net cash used in investing activities	(113)	(304)	(28)

CASH FLOW FROM FINANCING ACTIVITIES

Short-term debt	(4)	(11)	(22)
Long-term debt Issuances	402	302	121
Repayments	(235)	(42)	(109)
Related Parties Long Term Debt
Issuances	21
Repayments	(10)	(9)	(8)
Sales Acquisition of Treasury Shares	-	2	(3)
Dividends Paid	(82)		(77)

Net cash used in financing activities	92	242	(98)

Effect of exchange rate changes on cash and cash equivalents	44	3	(19)

Net increase in cash and cash equivalents	61	12	(66)

Cash and cash equivalent at beginning of period	163	151	325
Cash and cash equivalent at end of period	224	163	259

16/17

Attachment V

Net Income conciliation
BRGAAP x USGAAP

	US$ Million

	2nd Qtr_05		1st Qtr_05		2nd Qtr_04

Net Income as per Brazilian GAAP ( @ current rate )	R$	US$	R$	US$	R$	US$
	211	86	145	54	199	66

Difference in property, plant and equipament		2		1		2
Depreciation, depletion and amortization		2		1		2
Write-off		0				0
Amortization of capitalized interest		-1		-1		-1
Start-up costs		-2		-1		-2
Capitalized Interest		1		1		1
Amortization of Aracruz goodwill		9		9		6
Amortization of Celpav goodwill		0		0		3
Equity Income (loss) investees		-42		0		15
Fair Value - SFAS 133 - Derivative (after Income Tax)		-1		0		4
Income tax		0		0		0
Other adjustments (including translation effects and PVAdj.)		40		-2		-9

Net Income as per USGAAP		92		61		85

17/17

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer